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                            December 14, 2020

       Deanna H. Lund
       Chief Financial Officer
       KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
       10680 Treena St., Suite 600
       San Diego, CA 92131

                                                        Re: KRATOS DEFENSE &
SECURITY SOLUTIONS, INC.
                                                            Form 10-K for
Fiscal Year Ended December 29, 2019
                                                            Filed February 24,
2020
                                                            Form 8-K Filed
October 29, 2020
                                                            File No. 001-34460

       Dear Ms. Lund:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed October 29, 2020

       Exhibit 99.1

   1. We note throughout your earnings release you present non-GAAP financial measures with greater prominence than
the most directly comparable GAAP measure. For example, we
                                                        note you consistently
present Adjusted EBITDA before GAAP measures, you discuss
                                                        Adjusted EBITDA without
any discussion of net income, and you discuss Adjusted EPS
                                                        before you discuss GAAP
EPS. We also note that you discuss forecasted Adjusted
                                                        EBITDA and Free Cash
Flow in your Financial Guidance section without a corresponding discussion of the most
directly comparable forward-looking GAAP measures. Please
                                                        revise your disclosures
to comply with Question 102.10 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
   2. We note that you have elected to disclose what appears to be a key performance indicator,
 Deanna H. Lund
FirstName LastNameDeanna   H. LundSOLUTIONS, INC.
KRATOS DEFENSE       & SECURITY
Comapany14,
December  NameKRATOS
              2020        DEFENSE & SECURITY SOLUTIONS, INC.
December
Page 2    14, 2020 Page 2
FirstName LastName
         your book to bill ratio. Please disclose how you compute the book to bill ratio and explain the significance of this ratio in understanding your business. Refer to the metrics guidance set forth in SEC Release No. 33-10751.
3. We note that you present adjusted income from continuing operations and adjusted income from continuing operations per diluted common share. We also note your disclosure that you use the estimated cash tax provision in computing income tax expense to reflect the benefit from the utilization of net operating losses. Since it appears to us that these are non-GAAP performance measures, as they do not appear to fully comply with the requirements for liquidity measures, it appears to us that your determination of income tax expenses related to these measures does not comply with Question
102.11 of the
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please
         revise your non-GAAP financial measures to comply with Question 102.11 or explain why you believe your current measures are appropriate.

4.       We note that you disclose Adjusted EBITDA for each reportable segment.
Please
         provide reconciliations to the most directly comparable GAAP measure, which appears to be segment operating income, as required by Item 10(e)(1) of Regulation S-K.
Form 10-K Filed February 24, 2020

General

5. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including
any    derivative
         action.    Please disclose whether this provision applies to actions
arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Deanna H. Lund
KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
December 14, 2020
Page 3

       You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-7844 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameDeanna H. Lund          Sincerely,
Comapany NameKRATOS DEFENSE & SECURITY SOLUTIONS, INC.
                                          Division of Corporation Finance
December 14, 2020 Page 3                  Office of Manufacturing
FirstName LastName